FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2021
Commission File Number: 001-32458
DIANA SHIPPING INC.
(Translation of registrant’s name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On June 22, 2021, Diana Shipping Inc. (the “Company”) issued 400 shares of its newly-designated Series D Preferred Stock, par value $0.01 per share, to Tuscany Shipping Corp., an entity controlled by its Chief Executive Officer, Mrs. Semiramis Paliou, for an aggregate purchase price of $360,000. The Series D Preferred Stock has no dividend or liquidation rights. The Series D Preferred Stock will vote with the common shares of the Company, and each share of the Series D Preferred Stock shall entitle the holder thereof to up to 100,000 votes, on all matters submitted to a vote of the stockholders of the Company, subject to a maximum number of votes eligible to be cast by such holder derived from the Series D Preferred Shares and any other voting security of the Company held by the holder to be equal to the lesser of (i) 36% of the total number of votes entitled to vote on any matter put to shareholders of the Company and (ii) the sum of the holder’s aggregate voting power derived from securities other than the Series D Preferred Stock and 15% of the total number of votes entitled to be cast on matters put to shareholders of the Company. The Series D Preferred Stock is transferable only to the holder’s immediate family members and to affiliated persons.  The issuance of shares of Series D Preferred Stock to Tuscany Shipping Corp. was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent third party that the transaction was fair from a financial point of view to the Company.
Attached to this report on Form 6-K as Exhibit 3.1 is a copy of the Statement of Designation of Rights, Preferences and Privileges of Series D Preferred Stock of the Company.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-225964), filed with the U.S. Securities and Exchange Commission with an effective date of July 26, 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)
Dated: June 23, 2021	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President